

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 24, 2015

John M. McManus, Esq.
Executive Vice President, General Counsel and Secretary
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

  Re: **MGM Growth Properties LLC**
     Draft Registration Statement on Form S-11
     Submitted October 29, 2015
     CIK No. 0001656936

Dear Mr. McManus:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   We note your reference to MGM's Adjusted EBITDA of $2.2 billion and net revenues of $10.1 billion for the year ended December 31, 2014 on page 2. Please revise your disclosure to balance this discussion with MGM's net income or loss for that period.

4.   Please provide us with support for the following statements used in the registration statement:

- Further, we own one of the largest portfolios of properties in terms of total number of hotel rooms and convention square footage on the Strip with approximately 24% of the hotel rooms and approximately 35% of the privately owned convention and meeting space on the Strip.

- Our Properties on the Strip exceed Strip average industry performance metrics, with an average occupancy rate of 94%, compared to 89% for the Strip as a whole, ADR of $127, compared to $126 for the Strip as a whole, and REVPAR of $120, compared to $112 for the Strip as a whole, for the year ended December 31, 2014.

- MGM Grand Detroit . . . has been the gaming market leader in Detroit as measured by revenues since 2005.

- The property has consistently been a market leader and currently captures gaming revenue market share of approximately 25% in the Gulf Coast Region. Gold Strike Tunica also has the greatest number of guest rooms and gaming positions in its market, at 25% and 15% respectively.

- Our Properties accounted for approximately 11% of the total gaming revenues on the Strip for the year ended December 31, 2014.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

5.   Please tell us if this transaction will qualify as a tax-free transaction, and tell us how you made that determination.

6.   Please tell us if you plan to make a purging distribution as a result of this transaction. To the extent you will not make a purging distribution, please tell us how you determined such a distribution was not necessary. To the extent that you determined you will make a purging distribution, please revise your filing to disclose that expectation. Further, to the extent that you are able to estimate the purging

distribution, please revise your filing to disclose this estimate and the basis for your estimate. To the extent you are not able to estimate the Purging Distribution, revise to disclose that fact and tell us why you are not able to provide an estimate at this time.

Industry and Market Data, page i

7.   We note your disclosure that, "While we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise and we have not independently verified such data." (emphasis added) Please revise to remove the language, "such information is inherently imprecise."

Certain Operational and Non-U.S. GAAP Financial Measures, page ii

8.   We note your use of Adjusted EBITDA and Adjusted Property EBITDA as reported by MGM. Please tell us why you have not included a reconciliation to the closest comparable U.S. GAAP measures in this registration statement.

Overview of the Master Lease, page 2

9.   We note your disclosure that the "Tenant will be a wholly owned subsidiary of MGM, and MGM will guarantee the Tenant's performance and payments under the Master Lease." Please revise here or elsewhere as applicable to discuss how management intends to monitor the credit quality of MGM.

Our Formation and Organizational Structure, page 12

10.   Please tell us what consideration you gave to whether MGM should be a co-registrant on this registration statement under Rule 140. In this regard, we note that you will use the proceeds of this offering to assume and repay indebtedness on the properties which will then be leased back to MGM. In your response, please specifically address whether there is a "sale" of the properties and whether the potential sale-leaseback transaction is a security within the meaning of Section 2(a)(1) of the Securities Act.

JOBS Act, page 17

11.   We note your disclosure that, "As described herein, we expect to incur $ of indebtedness, which may include more than $1.0 billion in non-convertible debt securities, upon the completion of this offering. Accordingly, we expect that MGP may no longer be an emerging growth company on and after the closing date of this offering." To the extent you know the material terms of or intend to issue non-convertible debt securities before effectiveness of this registration statement, please

revise your disclosure to describe the material terms of such debt offering and/or issuance in the prospectus.

Our cash available for distribution to shareholders may not be sufficient…, page 46

12.   We note your disclosure on page 52 that you may distribute a portion of your distributions in the form of your shares or debt instruments instead of cash and that a shareholder would be required to report such distributions as dividend income even though no cash was distributed. We also note your disclosure that it is unclear whether and to what extent you will be able to make taxable dividends payable in-kind. Please revise this risk factor or any other relevant risk factor to include a discussion of these risks, if material.

Use of Proceeds, page 50

13.   We note your disclosure that the 'Operating Partnership will use the proceeds to repay a portion of the indebtedness it assumed from MGM in connection with the Formation transactions, to pay fees and expenses related to this offering and the Formation Transactions, with the remainder, if any, for general corporate purpose." Please revise your disclosure in this section to state the approximate amount intended to be used for each such purpose and to provide the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 52

14.   Please revise to provide an estimated cash available for distribution table. Your table should present your estimated cash available for distribution to reflect the 12-month period subsequent to your pro forma balance sheet date. In this regard, your reconciliation should begin with a calculation of your trailing 12-month pro forma Net income attributable to Class A shareholders. To the extent you believe that another presentation is appropriate, please tell us how you made that determination.

Dilution, page 54

15.   Please revise to provide the effective contributions of insiders or tell us why this information is not material. Refer to Item 506 of Regulation S-K.

MGP Unaudited Pro Forma Condensed Consolidated Financial Information, page 57

16.   We note that you will assume approximately $4 billion of liabilities from MGM. Please revise your pro forma financial information to reflect the assumption of this debt and the repayment of such debt, or advise.

Note 1 – Balance Sheet Pro Forma Adjustments, page 61

17.   We note your adjustments (b) and (c). It appears that these adjustments are adjusting the same items, please revise to combine these adjustments or revise your description to disaggregate the overlapping items. In addition, please relabel the column titled Financing Transactions to properly reflect the adjustments that will be presented in this column, if applicable.

18.   We note your adjustment (d). Please clarify for us if you will be recording an adjustment to remove the deferred tax liability associated with the transferred property. To the extent you are recording such an adjustment, please tell us your basis for this adjustment. Further, please clarify for us where you will reflect the offsetting adjustment and tell us your basis for the offsetting adjustment.

Note 2 – Statement of Operations Pro Forma Adjustments, page 61

19.   We note your adjustment (bb). Please disclose the difference between the pro forma rental revenue recorded for the year ended December 31, 2014 and the amount of lease payments due in the first lease year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 66

20.   We note you expect to enter into a revolving credit facility. To the extent terms of the revolving credit facility are known although not finalized, please provide material terms, including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss how any financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.

21.   We note you disclose certain terms of the new indebtedness. Please revise your filing to also disclose maturity dates, collateral requirements (if any), and any other material terms.

Application of Critical Accounting Policies and Estimates, page 67

22.   On page 25, you disclose that the Tenant can cease operations at any of the Properties at any time as long as a certain rent coverage ratio is maintained. Please tell us and revise your filing to disclose how you considered the termination rights in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

23.   We note the rent escalation on the Base Rent is subject to certain conditions. Please
        tell us if these conditions are disclosed in your filing or revise your filing to disclose
        these conditions. Further, please tell us how you considered the impact these
        conditions will have on your straight-line rent calculation.

Description of the Properties, page 78

24.   We note your disclosure on page 2 that, "Nearly all MGM-managed casino properties
        are connected through the M Life customer loyalty program..." which MGM believes
        drives visitation across properties. We also note the data you provide on page 78.
        Please tell us if you view this information as key performance indicators, and, if you
        do, please tell us whether period to period data would be material to an investor's
        understanding of the properties financial condition and results of operations.

25.   We note your disclosure on page ii that, "MGM's calculation of ADR, which is the
        average price of occupied rooms per day, includes the impact of complimentary
        rooms." Please revise to disclose the impact on results of operations for this
        promotional allowance, if material. Please also supplementally tell us how your
        composite ADR differs from your cash ADR.

The Park, page 82

26.   Please revise your disclosure to provide the costs incurred to date and the budgeted
        costs for the project.

Other Relationships, page 149

27.   When the full syndication has been determined, please revise to identify each
        underwriter that has a material relationship with you and state the nature of the
        relationship, including if any underwriter receives a portion of the use of proceeds
        that will be used to extinguish a portion of the indebtedness assumed from MGM.
        Refer to Item 508(a) of Regulation S-K.

Propco Financial Statements

Balance Sheets, page F-3

28.   We note that you will assume approximately $4 billion of liabilities from
        MGM. Please tell us how you determined it was not necessary to reflect any of the
        assumed debt and related interest expense in the Propco financial statements. Within
        your response, please reference the authoritative accounting literature management
        relied upon. To the extent you determined this debt should be reflected in the Propco
        financial statements, then (1) please present a contractual obligations table for Propco

within Management's Discussion and Analysis and (2) please include this information in an encumbrance column in the Schedule III.

MGM Growth Properties LLC Financial Statements

2. Summary of Significant Accounting Policies

Offering Costs, page F-24

29.   Please revise your filing to disclose the total amount of offering costs incurred to date and the estimate of the total costs you expect to reimburse.

Schedule III – Real Estate and Accumulated Depreciation, page F-26

30.   Please revise your table to include an encumbrance column. Additionally, please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose that certain assets are used to secure a portion of MGM's senior credit facility.

31.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes.

32.   We note from your disclosure that information related to the initial cost capitalized, costs capitalized subsequent to acquisition and the date of construction and/or acquisition has been omitted from Schedule III. Please confirm that you will provide this information on a prospective basis in future annual periodic filings.

Item 16. Exhibits and Financial Statement Schedules, page II-3

33.   Please submit all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions, please provide draft copies for our review. In addition, we note the exhibit list includes "form of" agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

You may contact Isaac Esquiveli, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Rod Miller, Esq.
        Milbank, Tweed, Hadley & McCloy LLP